COMMENTS RECEIVED ON MAY 13, 2013 & MAY 28, 2013

FROM SHEILA STOUT

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

1. Fidelity Global Bond Fund and Fidelity International Bond Fund (Form N-CSR Filings)

C: The Staff requests that more detail regarding the impact of derivatives on each fund's performance be included in the MDFP and more information about use of derivatives be included in the notes to financial statements.

R: Item 27(b)(7)(i) of Form N-1A requires that the MDFP in a fund's annual report "[d]iscuss the factors that materially affected the Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser." In this regard we note that derivatives did not materially affect the funds' performance during the period ended December 31, 2012.

With respect to the notes to the financial statements, ASC 815 requires that an entity disclose information to enable users of the financial statements to understand how and why an entity uses derivative instruments. In this regard, we note that each fund addresses the objectives and strategies for using derivative instruments during the period in the general derivative instruments footnote as well as in each of the specific derivative footnotes. We also note, in accordance with the guidance, the disclosures in the financial statements do not discuss all of the reasons why a fund may invest in derivatives. Additional information about each fund's use of derivatives to manage exposure to certain risks is provided at the end of the Schedule of Investments.

2. Fidelity Global Bond Fund (Form N-CSR Filing)

C: The Staff noted that in one of the filings reviewed, 26% of the fund's assets were in non-U.S. securities and requested an explanation as to how "global" in the fund's name is not misleading given this percentage of non-U.S. investment.

R: The fund, which has a December 31 fiscal year end, commenced operations in May 2012. We note that as of April 30, 2013, the fund had approximately 59% invested outside the U.S. In addition, we note that the fund is benchmarked to the Barclays Global Aggregate GDP Weighted Index, which had 57.73% in non-U.S. securities as of May 28, 2013.

3. Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Short Fixed Income Fund, Fidelity Europe Fund, Fidelity International Capital Appreciation, Fidelity Nordic Fund and Fidelity Worldwide Fund (Form N-CSR Filings)

C: The Staff noted fair high portfolio turnover year over year. The Staff requested the funds include in their prospectuses principal strategy and principal risk disclosure for active trading.

R: Fidelity Advisor Mortgage Securities Fund and Fidelity Adviser Short Fixed Income Fund already include the following disclosure in their prospectuses: "To earn additional income for the fund, FMR may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains." Neither Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Europe Fund, Fidelity International Capital Appreciation Fund, Fidelity Nordic nor Fidelity Worldwide Fund has a principal strategy to engage in active and frequent trading of portfolio securities. However, in accordance with Form N-1A Item 16(e), these funds have included SAI disclosure that addresses portfolio turnover variations year over year and explains that variations may result from a fluctuating volume of shareholder purchase and redemption orders, market conditions, and/or changes in FMR's investment outlook (which may involve situations where the current portfolio manager takes a different view and/or a fund changes portfolio managers). Fidelity Advisor Mortgage Securities Fund and Fidelity Adviser Short Fixed Income Fund have included similar SAI disclosure, but also note that changes in mortgage dollar roll transaction volume may cause variations in turnover rates.

Fidelity Advisor Series II, Fidelity Advisor Series VIII, Fidelity Investment Trust, Fidelity Oxford Street Trust, Fidelity School Street Trust and Fidelity Trend Fund

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4. Fidelity Advisor Short Fixed Income Fund (Form N-CSR Filing)

C: The Staff requested confirmation that the fund has maintained for the past three years a dollar-weighted average maturity of less than three years as disclosed in its prospectus. This should also be disclosed in Form N-SAR Item 63.

R: We confirm that the fund has maintained for the past three years a dollar-weighted average maturity of three years or less, as disclosed in its prospectus and N-SAR filings.

5. Funds in Fidelity Trend Fund, Fidelity Oxford Street Trust, and Fidelity Advisor Series VIII Trust (Form N-CSR Filings)

C: The Staff noted that recent filings indicate certain funds in these trusts have a significant investment in a single sector. The Staff questioned whether additional sector specific disclosure should be included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the related prospectuses.

R: Sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the Fidelity Trend Fund prospectus because the fund does not have principal investment strategies or principal investment risks associated with investments in a specific sector. While the fund does not invest >25% of its total assets in a single industry as a matter of fundamental policy, its sector exposure can and does fluctuate. Similarly, the fund's benchmark index is not sector-specific and its sector exposure fluctuates. Fidelity Trend Fund's recent exposure to the information technology sector is consistent with the relative recent weighting of the sector in its benchmark index. The index sector breakdown as of April 30, 2013 was as follows:

Russell 1000 Growth Index	30-Apr-13
Consumer Discretionary	17.00
Consumer Staples	13.12
Energy	4.06
Financials	4.97
Health Care	13.04
Industrials	12.63
Information Technology	28.56
Materials	3.94
Telecommunication Services	2.47
Utilities	0.22
100.00

With respect to the most recent filings in Fidelity Adviser Series VIII and Fidelity Oxford Street, we do not believe the funds (Fidelity Advisor Emerging Markets Income Fund and Fidelity Four-in-One Index Fund, respectively) raise the issue in question. However, we will keep the issue in mind with respect to other funds in Fidelity Adviser Series VIII.

6. All funds

Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.